EXHIBIT 23.1

                                              August 4, 2003




To Whom It May Concern:

The firm of James R. Bonzo, Certified Public Accountant consents to the inclusion of my report of August 4, 2003 on the Financial Statements of Music Etc., Inc. as of June 30, 2003 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly yours,


/s/ James R. Bonzo
Certified Public Accountant